DISTRIBUTION FEE AGREEMENT

FOR

PENNSYLVANIA MUTUAL FUND

(FINANCIAL INTERMEDIARY CLASS)

         The Royce Fund, a Delaware business trust (the "Trust"), and Royce Fund Services, Inc., a New York corporation ("RFS"), hereby agree that as compensation for RFS' services and for the expenses payable by RFS under the Distribution Agreement made October 1, 2001 by and between the parties hereto, RFS shall receive, for and from the assets of the Financial Intermediary Class of Pennsylvania Mutual Fund, a series of the Trust (the "Financial Intermediary Class"), a fee, payable monthly, equal to .25% per annum of the Financial Intermediary Class' average net assets.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on the 26th day of May, 2005.

THE ROYCE FUND

/s/ John D. Diederich
John D. Diederich Vice President

ROYCE FUND SERVICES, INC.

/s/ John D. Diederich
John D. Diederich President